DORCHESTER MINERALS, L.P.

3838 Oak Lawn Avenue, Suite 300, Dallas, TX 75219-4541, (214) 559-0300, (214) 559-0301 facsimile

September 10, 2009
VIA EDGAR TRANSMISSION

Mr. John P. Lucas
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-7010

Re:	Form 10-K for the year ended December 31, 2008
Definitive Proxy
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Dear Mr. Lucas,

Dorchester Minerals, L.P. (the “Partnership”) has the following responses to the comments of the staff of the Securities and Exchange Commission contained in your letter of August 31, 2009.  The Partnership’s responses are numbered to correspond to the numbers used to designate the staff’s comments in your comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Comment No. 1	Controls and Procedures, page 36

In your amended Form 10-K, revise this section to disclose whether your chief executive officer and chief financial officer, or persons performing similar functions, concluded that your disclosure controls and procedures were effective as of December 31, 2008.  See Item 307 of Regulation S-K.

Response:              The Partnership will file Amendment No. 1 to its Form 10-K for the year ended December 31, 2008 to provide the requested disclosure.

Comment No. 2	Management's Annual Report on Internal Control Over Financial Reporting, page 36

In your amended Form 10-K, revise this section to include a statement that the registered public accounting firm that audited your financial statements has included an attestation report on your internal control over financial reporting.  See Item 308(a)(4) of Regulation S-K.

Response:              The Partnership will file Amendment No. 1 to its Form 10-K for the year ended December 31, 2008 to provide the requested disclosure.

Mr. John P. Lucas
September 10, 2009

Comment No. 3	Certain Relationships and Related Transactions and Director Independence, p. 37

Please provide all the disclosure Item 404 of Regulation S-K requires. We note your discussion in note 3 on page F-11.  Please provide further discussion of the material terms of the agreements that define the relationship among Dorchester Minerals, L.P.; Dorchester Minerals Management LP; Dorchester Minerals Management GP LLC, Dorchester Minerals Operating LP; and all other related organizations.  For example, you state that under the terms of your limited partnership agreement, you reimburse the general partner for certain allocable general and administrative costs, but that this reimbursement is limited to 5% of distributions.  However, we find no reference to reimbursement in your agreement of limited partnership filed as exhibit 3.2.

Response:              The only financial arrangements between the Partnership, its general partner, the general partner of its general partner, the operating partnership and other related organizations are reimbursements of expenses by the Partnership or its wholly-owned subsidiaries to either the operating partnership or our general partner.  The reimbursements are made pursuant to the Partnership’s Amended and Restated Agreement of Limited Partnership and Administrative Services Agreements between the operating partnership and each of Dorchester Minerals Oklahoma LP and Dorchester Minerals Acquisition LP, wholly-owned subsidiaries of the Partnership.  No management fees or any other type of compensation is paid by or to any related party, other than compensation reported pursuant to Item 402 of Regulation S-K.  Although the reimbursement arrangements are required to be reported in the Notes to the Consolidated Financial Statements as related party transactions pursuant to GAAP, the Partnership does not believe the reimbursement arrangements are required to be reported pursuant to Item 404 of Regulation S-K since neither the Partnership or any related party has a direct or indirect material interest in such arrangements.  Additionally, Section 7.4 of the Partnership’s Amended and Restated Agreement of Limited Partnership attached as Exhibit 3.2 to the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2002 contains the reimbursement provisions to which you refer.

Definitive Proxy

Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Comment No. 4	Include page numbers in your filing. Our page references are to the pages as they appear on a printout from the EDGAR database.

Response:             The Partnership confirms that it will include page numbers in all future filings of definitive proxy statements.

Mr. John P. Lucas
September 10, 2009

Comment No. 5	Security Ownership of Certain Beneficial Owners and Management, page 8

We note your statement in footnote 12 regarding the Bank of New York Mellon's "interest that relates to more than five percent of the common units."  Include a tabular entry to reflect its interest, and provide updated textual or footnote disclosure to explain in necessary detail the nature of its beneficial ownership.  We refer you to notes 3 and 4 to Item 403 of Regulation S-K.

Response:              The Partnership’s statement in footnote 12 regarding The Bank of New York Mellon’s interest is based in its entirety upon the most recent filing of Schedule 13G by Energy Trust LLC on January 29, 2009.  Pursuant to note 3 to Item 403 of Regulation S-K, the Partnership is entitled to rely upon that information unless the Partnership knows or has reason to believe such information is not complete or accurate or that a statement or amendment should have been filed and was not.  The Partnership does not know or have reason to believe such information is not complete or accurate or that a statement or amendment should have been filed and was not.

The Partnership does have additional internal non-public information regarding the individual ownership by each of the pension funds.  Due to the non-public nature of this information, the Partnership respectfully suggests the following format for the Holders of 5% or More Not Named Above portion of the Security Ownership of Certain Beneficial Owners and Management table for the filing of future definitive proxy statements.  The Partnership will update the number of units and percentages pursuant to Energy Trust LLC’s future filings pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934.  In the event the staff agrees to this suggested disclosure, the Partnership confirms that it will include it in all future filings of definitive proxy statements when applicable.

Name of Beneficial Owner	Number of Units	Percentage
Holders of 5% or More Not Named Above
Energy Trust LLC (1)	5,507,685	19.5%(1)
The Bank of New York Mellon, trustee for the Lucent Technologies Inc. Master Pension Trust	Not reported.	More than 5%(2)

(1)
The business address of Energy Trust LLC is 551 Fifth Avenue, 37th Floor, New York, New York 10176. Energy Trust LLC reported in its Amendment No. 5 to Schedule 13G filed on January 29, 2009 (“Amendment No. 5”) that it is the investment advisor to various pension funds that beneficially own the securities, and Energy Trust LLC has sole voting and dispositive power over such securities. Energy Trust LLC exercises its voting and dispositive powers on behalf of each pension fund separately pursuant to its fiduciary duties to such pension fund as its investment advisor. Energy Trust LLC exercises voting and dispositive power over 5,507,685 of our common units, in the aggregate, on behalf of the pension funds, which represents

Mr. John P. Lucas
September 10, 2009

19.5% of our outstanding common units. Each pension fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities it beneficially owns. In November 2008, each of the various pension funds notified the Securities and Exchange Commission of its intent to sell in aggregate up to 280,000 common units in accordance with Rule 144. Although each of the various pension funds is required to notify the Securities and Exchange Commission of its intention to sell, none of the pension funds is required to report on Form 4 the sales that have taken place.
(2)
The Lucent Technologies Inc. Master Pension Fund is one of the pension funds for which Energy Trust LLC acts as an investment advisor.  Energy Trust LLC reported in Amendment No. 5 that The Bank of New York Mellon, as trustee for the Lucent Technologies Inc. Master Pension Trust, has an interest that relates to more than five percent of our common units but did not report the exact number of common units in which The Bank of New York Mellon, as trustee for the Lucent Technologies Inc. Master Pension Trust has an interest.

Comment No. 6	Partnership Governance, page 10

Please revise to explain briefly the principal terms of the Business Opportunities Agreement.

Response:               The Partnership suggests the following language explaining the principal terms of the Amended and Restated Business Opportunities Agreement, however, the Partnership suggests including such language in “Item 1. Business” for the Partnership’s future filings of its Annual Report on Form 10-K rather than in the Partnership’s future definitive proxy statements.  In the event the staff agrees to the suggested disclosure, the Partnership confirms that it will include it in future filings of its Annual Report on Form 10-K.

Business Opportunities Agreement

Pursuant to a business opportunities agreement among us, our general partner, the general partner of our general partner, the owners of the general partner of our general partner (the “GP Parties”), and, in their individual capacities as officers of the general partner of our general partner, William Casey McManemin, James E. Raley and H.C. Allen, Jr., we have agreed that, except with the consent our general partner, which it may withhold in its sole discretion, we will not engage in any business not permitted by our partnership agreement, and we will have no interest or expectancy in any business opportunity that does not consist exclusively of the oil and gas business within a designated area that includes portions of Texas County, Oklahoma and Stevens County, Kansas. All opportunities which are outside the designated area or are not oil and gas business activities are called renounced opportunities.

The parties also have agreed that, as long as the activities of the general partner, the GP Parties and their affiliates or manager designees are conducted in accordance with specified standards, or are renounced opportunities:

Mr. John P. Lucas
September 10, 2009

•
our general partner, the GP Parties and their affiliates or the manager designees will not be prohibited from engaging in the oil and gas business or any other business, even if such activity is in direct or indirect competition with our business activities;

•	affiliates of our general partner, the GP Parties and their affiliates and the manager designees will not have to offer us any business opportunity;
•	we will have no interest or expectancy in any business opportunity pursued by affiliates of our general partner, the GP Parties or their affiliates and the manager designees; and
•
we waive any claim that any business opportunity pursued by our general partner, the GP Parties or their affiliates and the manager designees constitutes a corporate opportunity that should have been presented to us.

The standards specified in the business opportunities agreement generally provide that the GP Parties and their affiliates and manager designees must conduct their business through the use of their own personnel and assets and not with the use of any personnel or assets of us, our general partner or operating partnership.  A manager designee or personnel of a company in which any affiliate of our general partner or any GP Party or their affiliates has an interest or in which a manager designee is an owner, director, manager, partner or employee (except for our general partner and its general partner and their subsidiaries) is not allowed to usurp a business opportunity solely for his or her personal benefit, as opposed to pursuing, for the benefit of the separate party an opportunity in accordance with the specified standards.

In certain circumstances, if a GP Party or any subsidiary thereof, any officer of the general partner of our general partner or any of their subsidiaries, or a manager of the general partner of our general partner that is an affiliate of a GP Party signs a binding agreement to purchase oil and natural gas interests, excluding oil and natural gas working interests, then such party must notify us prior to the consummation of the transactions so that we may determine whether to pursue the purchase of the oil and natural gas interests directly from the seller.  If we do not pursue the purchase of the oil and natural gas interests or fail to respond to the purchasing party's notice within the provided time, the opportunity will also be considered a renounced opportunity.

In the event any GP Party or one of their subsidiaries acquires an oil and natural gas interest, including oil and natural gas working interests, in the designated area, it will offer to sell these interests to us within one month of completing the acquisition. This obligation also applies to any package of oil and natural gas interests, including oil and natural gas working interests, if at least 20% of the net acreage of the package is within the designated area, but this obligation does not apply to interests purchased in a transaction in which the procedures described above applied and were followed by the applicable affiliate.

Mr. John P. Lucas
September 10, 2009

Comment No. 7	Compensation Discussion and Analysis, page 11

You state the "[t]he compensation policy occasionally contemplates performance-based cash bonuses."  Explain to us what policy you are referring to and file it as an exhibit.  Also briefly describe how the precise bonus amounts are determined.

Response:              The Partnership does not have a compensation policy.  The incentives to each of the Partnership’s named executive officers come from the cash flow generated by the Partnership and the activities of the operating partnership of our general partner and their individual holdings of the Partnership’s common units.  Since 2003, the operating partnership has paid a yearly $96,000 salary to each of the named executive officers in recognition of their services provided in managing the day-to-day affairs of the Partnership and the operating partnership.  There are no other objectives, designs or elements of the Partnership’s compensation program.  The Advisory Committee, which serves as the Partnership’s compensation committee, has the discretion and authority to pay cash bonuses if it determines such bonuses are warranted.  The Advisory Committee has not awarded any cash bonuses since 2003.  To correct the above misstatement and avoid confusion, the Partnership’s future filings will not contain reference to a “compensation policy” and will instead refer to the Advisory Committee’s discretion and authority to award the named executive officers discretionary cash bonuses if it determines such bonuses are warranted.

Comment No. 8	Compensation Discussion and Analysis, page 11

We note your disclosure on page 34 of your Form 10-K of "pension contributions" as an example of expenses that you reimburse to your general partner.  If you maintain a pension plan, provide the table and disclosure required by Item 404(h) of Regulation S-K.

Response:              The Partnership does not maintain a pension plan.  Since 2003, yearly pro rata deposits into individually maintained SEP-IRA accounts have been made for all of the employees of the operating partnership.  The SEP-IRA accounts are tax-qualified defined contribution plans.  Pursuant to Instruction 1 to Item 402(h)(2), disclosure is not required for nonqualified defined contribution plans.  To avoid confusion, the Partnership’s future filings will not contain references to “pension contributions” and will instead refer to “SEP-IRA contributions” or other comparable language.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Comment No. 9	Evaluation of Disclosure Controls and Procedures, pages 14 and 16, respectively

Revise to state whether your disclosure controls and procedures were also effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Mr. John P. Lucas
September 10, 2009

Response:              The Partnership confirms that its future filings on Form 10-Q will provide the requested disclosure.  Additionally, the Partnership confirms that for the fiscal quarters ended March 31, 2009 and June 30, 2009 its disclosure controls and procedures were also effective in ensuring that information required to be disclosed in the reports filed or submitted under the Securities Exchange Act of 1934 was accumulated and communicated to the Partnership’s management, including the Partnership’s principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.  The Partnership respectfully requests that it not be required to amend the Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009 to provide the requested disclosure.

Comment No. 10	Changes in Internal Controls, pages 14 and 16, respectively

This section requires an evaluation of changes to a registrant's internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f), made during the fiscal quarter covered by this report.  Note that internal control over financial reporting is not the same as disclosure controls and procedures, which are defined in Exchange Act Rule 13a-15(e).  Please revise this section to state, if true, that your management concluded that there were no changes in your internal control over financial reporting that occurred during the fiscal quarter ended March 31, 2009, and clarify any remaining references to disclosure controls and procedures.

Response:              The Partnership confirms that its future filings on Form 10-Q will provide the requested disclosure.  Additionally, the Partnership confirms that its management concluded that there were no changes in internal control over financial reporting that occurred during the fiscal quarters ended March 31, 2009 or June 30, 2009.  The Partnership respectfully requests that it not be required to amend the Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009 to provide the requested disclosure.

Additionally, the Partnership acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in this letter;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to this letter; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this letter to William Casey McManemin at (214) 559-0300.

Very truly yours,

/s/ William Casey McManemin